SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Aspect Medical Systems, Inc

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

045235108

(CUSIP Number)

Neal K. Stearns, Esq.
First Manhattan Co.
437 Madison Avenue
New York, New York 10022
Telephone: 212-756-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 045235108	13D	Page 2 of 6 Pages

1.	Names Of Reporting Persons First Manhattan Co.

2.	Check the Appropriate Box if a Member of a Group (a) (b)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) Or 2(E)

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None

	8.	Shared Voting Power: 2,361,570

	9.	Sole Dispositive Power: None

	10.	Shared Dispositive Power: 2,361,570

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,361,570

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11): 13.6%

14.	Type of Reporting Person: BD, IA, PN

CUSIP No. 045235108	13D	Page 3 of 6 Pages

1.	Names Of Reporting Persons First BioMed Management Associates, LLC

2.	Check the Appropriate Box if a Member of a Group (a) (b)

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) Or 2(E)

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,351,179

	8.	Shared Voting Power: None

	9.	Sole Dispositive Power: 1,351,179

	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,351,179

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11): 7.8%

14.	Type of Reporting Person: IA

CUSIP No. 045235108	13D	Page 4 of 6 Pages

1.	Names Of Reporting Persons Vincent P. Scialli

2.	Check the Appropriate Box if a Member of a Group (a) (b)

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) Or 2(E)

6.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 2,000

	8.	Shared Voting Power: None

	9.	Sole Dispositive Power: 2,000

	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person: IN

     This Amendment No. 2 to Schedule 13D is being filed to amend and supplement the statements on Schedule 13D filed by First Manhattan Co., First BioMed Management Associates, LLC on March 2, 2009 (the “Original Schedule 13D”) and the Amendment No. 1 to the Original Schedule 13D filed by First Manhattan Co., First BioMed Management Associates, LLC and Vincent P. Scialli on March 12, 2009.  Except as amended and supplemented hereby, such statements remain in full force and effect.

ITEM 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby supplemented as follows:

The Stockholder, FMC, FBMA and the Issuer entered into an agreement dated April 8, 2009, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

NOTE: SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY OR ON BEHALF OF FIRST BIOMED, L.P. AND CERTAIN OF ITS AFFILIATES FROM THE STOCKHOLDERS OF ASPECT MEDICAL SYSTEMS, INC. FOR USE AT ITS ANNUAL MEETING WHEN AND IF THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MADE AVAILABLE TO THE STOCKHOLDERS OF ASPECT MEDICAL SYSTEMS, INC. FROM THE PARTICIPANTS AT NO CHARGE AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1:     Joint Filing Agreement.

Exhibit 99.2:     Agreement.

Page 5 of 6 Pages

SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2009

FIRST MANHATTAN CO.
By FIRST MANHATTAN LLC,
   General Partner

By: /s/ Neal K. Stearns
Name:   Neal K. Stearns
Title:     Managing Member

FIRST BIOMED MANAGEMENT ASSOCIATES, LLC
By FIRST MANHATTAN CO.,
   Co-Managing Member
By FIRST MANHATTAN LLC,
   General Partner

By: /s/ Neal K. Stearns
Name:   Neal K. Stearns
Title:     Managing Member

/s/ Vincent P. Scialli
              Vincent P. Scialli

Page 6 of 6 Pages